Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Limited Announces Pricing of Senior Notes Offering

November 16, 2012—Melco Crown Entertainment Limited (“Melco Crown Entertainment” or the “Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and, through its subsidiary Melco Crown Gaming (Macau) Limited, operator of casino gaming and entertainment resort facilities focused on the Macau market, today announced that its subsidiary, Studio City Finance Limited (“SCF”) priced its international offering of senior notes.

SCF is a subsidiary of Studio City International Holdings Limited (“SCI”), which is indirectly owned by Melco Crown Entertainment as to 60% and directly owned by New Cotai, LLC (“New Cotai”) as to 40%.

The offering consists of US$825 million aggregate principal amount of 8.5% senior notes due 2020. The notes were priced at 100% of par and SCF intends to use the net proceeds from the offering for the development of the Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau.

The notes will be senior obligations of SCF, will rank equally with all of SCF’s existing and future senior indebtedness and will rank senior to all of SCF’s existing and future subordinated indebtedness. The notes will be effectively subordinated to all of SCF’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The notes will initially be guaranteed by all of the subsidiaries of SCF on a senior basis. Melco Crown Entertainment will not be a guarantor for the notes.

Approval-in-principle has been received for the listing of the notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Admission of the notes to the SGX-ST is not to be taken as an indication of the merits of SCF or the notes.

The notes are being offered in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) that are also qualified purchasers as defined in Section 2(a)(51) of the U.S. Investment Company Act of 1940, and outside of the United States pursuant to Regulation S under the Securities Act. The notes have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state law. SCF does not intend to register any portion of the offering of the notes in the United States.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com